SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                           Encore Medical Corporation
         --------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   29256E 10 9
         --------------------------------------------------------------
                                 (CUSIP Number)

         Bruce F. Wesson                           Merrill A. Ulmer, Esq.
         Galen Associates                          Ropes & Gray LLP
         610 Fifth Avenue                          45 Rockefeller Plaza
         New York, New York  10020                 New York, New York  10111
         Tel. (212) 218-4990                       Tel. (212) 841-5700
                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2006
                   ------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



-------------------------
        (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29256E 10 9                                          Page 2 of 8 Pages



1) Name of Reporting Person: Galen Partners III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
------------------------------------------------------

2) Check the Appropriate Box            (a) [X]
   if a Member of a Group               (b) [ ]
------------------------------------------------------

3) SEC Use Only
------------------------------------------------------

4) Source of Funds                      Not Applicable
------------------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is                 Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
------------------------------------------------------

6) Citizenship or Place of Organization Delaware

------------------------------------------------------

Number of                         7)  Sole Voting           9,216,431 shares of
Shares Beneficially                   Power                 Common Stock
Owned by
Reporting Person:

                                  ---------------------------------------------
                                  8) Shared Voting
                                         Power                      -0-

                                  ---------------------------------------------
                                  9) Sole Disposi-          9,216,431 shares of
                                     tive Power             Common Stock

                                  ---------------------------------------------
                                  10) Shared Dis-
                                      positive Power                -0-
                                  ---------------------------------------------
11) Aggregate Amount Beneficially                           9,216,431 shares of
    Owned by Each Reporting Person                          Common Stock

--------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class
    Represented by                            13.0%
    Amount in Row (11)

--------------------------------------------------------------------------------
14) Type of Reporting Person                  PN

CUSIP No. 29256E 10 9                                          Page 3 of 8 Pages



1) Name of Reporting Person: Galen Partners International III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
------------------------------------------------------

2) Check the Appropriate Box            (a) [X]
   if a Member of a Group               (b) [ ]
------------------------------------------------------

3) SEC Use Only
------------------------------------------------------

4) Source of Funds                      Not Applicable
------------------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is                 Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
------------------------------------------------------

6) Citizenship or Place of Organization Delaware

------------------------------------------------------

Number of                         7)  Sole Voting           834,204 shares of
Shares Beneficially                   Power                 Common Stock
Owned by
Reporting Person:

                                  ---------------------------------------------
                                  8) Shared Voting
                                         Power                      -0-

                                  ---------------------------------------------
                                  9) Sole Disposi-          834,204 shares of
                                     tive Power             Common Stock

                                  ---------------------------------------------
                                  10) Shared Dis-
                                      positive Power                -0-
                                  ---------------------------------------------
11) Aggregate Amount Beneficially                           834,204 shares of
    Owned by Each Reporting Person                          Common Stock

--------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class
    Represented by                            1.0%
    Amount in Row (11)

--------------------------------------------------------------------------------
14) Type of Reporting Person                  PN

CUSIP No. 29256E 10 9                                          Page 4 of 8 Pages



1) Name of Reporting Person: Galen Employee Fund III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
------------------------------------------------------

2) Check the Appropriate Box            (a) [X]
   if a Member of a Group               (b) [ ]
------------------------------------------------------

3) SEC Use Only
------------------------------------------------------

4) Source of Funds                      Not Applicable
------------------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is                 Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
------------------------------------------------------

6) Citizenship or Place of Organization Delaware

------------------------------------------------------

Number of                         7)  Sole Voting           33,089 shares of
Shares Beneficially                   Power                 Common Stock
Owned by
Reporting Person:

                                  ---------------------------------------------
                                  8) Shared Voting
                                         Power                      -0-

                                  ---------------------------------------------
                                  9) Sole Disposi-          33,089 shares of
                                     tive Power             Common Stock

                                  ---------------------------------------------
                                  10) Shared Dis-
                                      positive Power                -0-
                                  ---------------------------------------------
11) Aggregate Amount Beneficially                           33,089 shares of
    Owned by Each Reporting Person                          Common Stock

--------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class
    Represented by                            less than 0.1%
    Amount in Row (11)

--------------------------------------------------------------------------------
14) Type of Reporting Person                  PN

CUSIP No. 29256E 10 9                                          Page 5 of 8 Pages



1) Name of Reporting Person: Galen Advisors, LLC

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
------------------------------------------------------

2) Check the Appropriate Box            (a) [X]
   if a Member of a Group               (b) [ ]
------------------------------------------------------

3) SEC Use Only
------------------------------------------------------

4) Source of Funds                      Not Applicable
------------------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is                 Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
------------------------------------------------------

6) Citizenship or Place of Organization Delaware

------------------------------------------------------

Number of                         7)  Sole Voting                   -0-
Shares Beneficially                   Power
Owned by
Reporting Person:

                                  ---------------------------------------------
                                  8) Shared Voting
                                         Power                      -0-

                                  ---------------------------------------------
                                  9) Sole Disposi-                  -0-
                                     tive Power

                                  ---------------------------------------------
                                  10) Shared Dis-
                                      positive Power                -0-
                                  ---------------------------------------------
11) Aggregate Amount Beneficially                                   -0-
    Owned by Each Reporting Person

--------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares

--------------------------------------------------------------------------------
13) Percent of Class
    Represented by                            0
    Amount in Row (11)

--------------------------------------------------------------------------------
14) Type of Reporting Person                  CO

CUSIP No. 29256E 10 9                                          Page 6 of 8 Pages



                         Amendment No. 2 to Schedule 13D
                         -------------------------------

               Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 20, 2001 and Amendment No. 1 thereto filed on January 13, 2004 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

               The following items of the Schedule 13D are hereby amended as follows:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

               Item 5 is hereby amended and restated to read in its entirety as follows:

               The following information is based on a total of 71,004,134 shares of Common Stock outstanding as of May 1, 2006, as reported in the Issuer's Report on Form 10-Q filed with the Commission on May 10, 2006.

               (a)

               Galen
               -----

               Galen owns 9,216,431 shares of Common Stock, or approximately 13% of the Common Stock outstanding. Claudius, as the general partner of Galen, may be deemed to beneficially own the securities owned by Galen.

               Galen Intl
               ----------

               Galen Intl owns 834,204 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding. Claudius, as the general partner of Galen Intl, may be deemed to beneficially own the securities owned by Galen Intl.

               GEF
               ---

               GEF owns 38,089 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Wesson Enterprises, as the general partner of GEF, may be deemed to beneficially own the securities owned by GEF.

               Other Related Persons
               ---------------------

               (i) Bruce F. Wesson directly beneficially owns 175,832 shares of Common Stock (including 60,000 shares issuable upon the exercise of presently-exercisable stock options) and indirectly beneficially owns (through a trust for the benefit of his children)25,500 shares, or in the aggregate less than 0.1% of the Common Stock outstanding.

               (ii) Zubeen Shroff directly beneficially owns 78,466 shares of Common Stock (including 60,000 shares issuable upon the exercise of presently-exercisable stock options), or less than 0.1% of the Common Stock outstanding.

               (iii) L. John Wilkerson directly beneficially owns 12,698 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

               (iv) David Jahns directly beneficially owns 8,466 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 29256E 10 9                                          Page 7 of 8 Pages



               (v) William R. Grant directly beneficially owns 12,698 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

               (vi) Srini Conjeevaram directly beneficially owns 8,466 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

               (b) The members of Claudius may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by Galen and Galen Intl. Bruce F. Wesson, the President and sole director of Wesson Enterprises, may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of, the securities of the Issuer held by GEF. The managing members of GA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer held by GA. Each of the members of Claudius, Mr. Wesson and the managing members of GA disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect interest in the securities owned by Galen, Galen Intl, GEF and/or GA.

               (c) Not applicable.

               (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Persons.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ---------------------------------------------------------------------

               Item 6 is hereby amended by adding the following thereto:

               On June 30, 2006 the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Grand Slam Holdings, LLC, a newly formed Delaware limited liability company ("Parent") and Grand Slam Acquisition Corp., a newly formed Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), in a going private transaction pursuant to which Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Common Stock, other than any shares owned by the Issuer, Parent, Merger Sub, or any wholly owned subsidiary of the Issuer, or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and will be converted automatically into the right to receive $6.55 in cash per share, without interest. The Merger Agreement is incorporated herein as Exhibit 1 by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Commission on July 3, 2006, and any description thereof is qualified in its entirety by reference thereto.

               As a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, Parent and Merger Sub required that Galen, Galen Intl and GEF (each, a "Stockholder" and together, the "Stockholders") enter into a Voting Agreement dated as of June 30, 2006 (the "Voting Agreement") with Parent and Merger Sub. Pursuant to the Voting Agreement, the Stockholders (i) granted Parent an irrevocable proxy to vote their collective 10,088,724 shares of Common Stock and any subsequently acquired shares of Common Stock in favor of adoption of the Merger Agreement and approval of the Merger and (ii) agreed to certain restrictions on their ability to transfer any such shares. The Voting Agreement is attached hereto as Exhibit 2, and any description thereof is qualified in its entirety by reference thereto.

Item 7.  Material to be filed as Exhibits.
         --------------------------------

               Exhibit 1 - Merger Agreement (incorporated by reference to
Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Commission on July 3, 2006)

               Exhibit 2 - Voting Agreement (appears at Page 9)

CUSIP No. 29256E 10 9                                          Page 8 of 8 Pages



                                    Signature
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           GALEN PARTNERS III, L.P.
                           By:  Claudius, LLC, General Partner

                           By: /s/ Bruce F. Wesson
                              --------------------
                                   Member


                           GALEN PARTNERS INTERNATIONAL III, L.P.
                           By:  Claudius, LLC, General Partner

                           By: /s/ Bruce F. Wesson
                              --------------------
                                   Member

                           GALEN EMPLOYEE FUND III, L.P.
                           By:  Wesson Enterprises, Inc., General Partner

                           By: /s/ Bruce F. Wesson
                              --------------------
                                   President

                           GALEN ADVISORS, LLC

                           By: /s/ Bruce F. Wesson
                              --------------------
                                   Managing Member



Dated:   July 12, 2006